Exhibit 12

TEREX CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions)

	Three Months Ended March 31,
	2013		2012
Earnings:
Income (loss) before income taxes	$34.6		$30.4
Adjustments:
Undistributed (income) loss of less than 50% owned investments	(1.1)		(0.5)
Fixed charges	42.2		49.7
Earnings	$75.7		$79.6
Fixed charges:
Interest expense, including debt discount amortization	$33.4		$40.5
Amortization/writeoff of debt issuance costs	2.2		2.4
Portion of rental expense representative of interest factor (assumed to be 33%)	6.6		6.8
Fixed charges	$42.2		$49.7
Ratio of earnings to fixed charges	1.8	x	1.6	x
Amount of earnings deficiency for coverage of fixed charges	$—		$—